RECEIVED
2007 APR -3 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

07022175

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

SUPPL

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB//Yei

Date: 2007-03-13

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Shareholders confirm the company's growth course

(Jena, 12 March 2007) At the Annual General Meeting in Jena last Friday, the shareholders of the medical technology manufacturer Carl Zeiss Meditec AG (ISIN DE0005313704), listed in the TecDAX index of the German Stock Exchange, approved all of the day's proposed agenda items with an overwhelming majority. In doing so, they testified to the profitable growth course that the company has been successfully pursuing for many years now.

The shareholders also approved the resolution on the utilisation of profits for financial year 2005/2006. Carl Zeiss Meditec can therefore today distribute a dividend of € 0.14 per share. This dividend payment also extends to the shares that were newly issued at the end of last year.

The Management Board made a detailed presentation of the key data of the Company's economic development to the approximately 300 shareholders and guests present. They learned how during the past financial year 2005/2006, the Jena-based medical technology company boosted its sales by around 21% to € 390.6 million and once again improved its profitability year-on-year. In his report, CEO Ulrich Krauss explained that Carl Zeiss Meditec has also continued its positive growth during the first quarter of financial year 2006/2007: in addition to the company's organic growth, the first-time inclusion of Carl Zeiss Surgical in the consolidated financial statements of Carl Zeiss Meditec also produced a jump in both sales and earnings.

For the current financial year 2006/2007 the company anticipates a sales plus at least in line with average market growth levels. "We expect Carl Zeiss Meditec's profitability to continue to grow", forecasts Ulrich Krauss.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the ophthalmic surgery product portfolio and opens up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH and Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc. and Carl Zeiss Surgical Inc.), in Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec enjoys unscheduled inclusion in TecDAX

(Jena, 2 March 2007) As part of an unscheduled amendment, the medical technology manufacturer Carl Zeiss Meditec AG (ISIN DE0005313704) is to be included in Deutsche Boerse's TecDAX index from March 5, 2007. Deutsche Börse notified Carl Zeiss Meditec of this move on 1 March 2007.

"We are very pleased with this news. Our inclusion in the TecDAX means we have achieved one of the key goals of our investor relations work – a goal we've been pursuing for some time," commented Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "This is based on our company's significant growth over the past few years as well as the increased internationalisation of our shareholder basis, not to mention transparent, in-depth communications with the capital market. Of course we will continue and further expand this communication in future."

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSocт™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the ophthalmic surgery product portfolio and opens up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH and Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc. and Carl Zeiss Surgical Inc.), in Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

Press Release